Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

Calculation of Ratio of Earnings to Fixed Charges (in millions)
	Three Months Ended March 31		Year Ended December 31
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Earning (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$242.1	$228.5	$825.0	$831.2	$727.0	$598.1	$159.2
Fixed charges	52.0	60.6	237.0	280.2	326.9	228.9	172.7
Amortization of capitalized interest	0.8	0.7	2.9	2.6	3.6	1.1	0.4
Capitalized interest	(0.5)	(0.7)	(2.3)	(3.4)	(6.5)	(6.4)	(5.6)

Total earnings(a)	$294.4	$289.1	$1,062.6	$1,110.6	$1,051.0	$821.7	$326.7

Fixed Charges:
Interest expensed	$42.4	$50.4	$188.4	$219.0	$251.3	$170.5	$129.0
Capitalized interest	0.5	0.7	2.3	3.4	6.5	6.4	5.6
Amortization of debt issue costs	2.6	2.8	19.9	29.4	38.2	13.7	5.0
Interest included in rent expense	6.5	6.7	26.4	28.4	30.9	38.3	33.1

Total fixed charges(b)	$52.0	$60.6	$237.0	$280.2	$326.9	$228.9	$172.7

Ratio of earnings to fixed charges (a/b)	5.7	4.8	4.5	4.0	3.2	3.6	1.9